FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

News From Royal Caribbean Cruises Ltd. Corporate Communications Office 1050 Caribbean Way, Miami, Florida 33132-2096

Contact: Lynn Martenstein or Dan Mathewes (305) 539-6570 or (305) 539-6153

                                                        For Immediate Release

MONUMENT CAPITAL CORPORATION SELLS SHARES OF ROYAL
CARIBBEAN CRUISES LTD.

MIAMI – May 12, 2004 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that Monument Capital Corporation, as nominee for various trusts primarily for the benefit of certain members of the Fain family, has advised the company that it has sold in the public market 500,000 shares of common stock. Richard D. Fain is chairman and chief executive officer of Royal Caribbean Cruises Ltd. Monument Capital Corporation has also advised the company that these shares were sold for estate planning and diversification purposes.

After taking into effect this sale, Mr. Fain’s ownership of shares of our common stock, including shares held by related parties, is 2,343,551 shares, constituting approximately 1.2% of the common stock outstanding of Royal Caribbean Cruises Ltd. This amount does not include a total of 241,032 unvested stock options and rights to restricted stock held by Mr. Fain. The company also noted that Mr. Fain disclaims beneficial ownership of some of the foregoing shareholdings.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and one under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President, Treasurer

Date: May 12, 2004